8755 West Higgins Road, Suite 500

Chicago, Illinois 60631

June 9, 2016

Mr. Russell Mancuso

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street

Washington, DC 20549

Subject:                  Littelfuse, Inc.

Comment on Form 10-Q for fiscal quarter ended April 2, 2016

File No. 000-20388

Dear Mr. Mancuso:

We have received and reviewed the Staff’s letter dated May 31, 2016 to Mr. Gordon Hunter regarding your comment related to our Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 filed by Littelfuse, Inc. (“Littelfuse” or the “company”) on May 6, 2016. Below is our response to the Staff’s comment. For your convenience, we repeat the Staff’s comment prior to the response.

Form 10-Q for Fiscal Quarter Ended April 2, 2016

We note your reference in your May 5, 2016 conference call to a decline in market pricing in the potash industry, shutdown of operations at one of your significant customer’s potash mines, decreased sales of commercial vehicle products, a related considerable slowing in the North American heavy-duty truck market, and a first quarter inventory build by customers in anticipation of your exit from some low-margin businesses. We also note in your discussion regarding PolySwitch negative trends in the battery electronics business, trends in the battery protection markets, and distributor inventory alignment. Please provide us your analysis of whether these developments and trends should be disclosed in your filings per Regulation S-K Item 303.

Response

The company does not believe that the developments and trends referenced in your comment rose to the appropriate level of materiality to be disclosed under Item 303 of Regulation S-K (“Item 303”). Item 303 requires a narrative description of the financial condition, changes in financial condition and results of the operations of the company. The description should include material historical and prospective disclosure to enable investors to assess the financial condition, changes in financial condition and results of operations of the company as well as its prospects for the future.

The objective of the company’s quarterly press release regarding its earnings and the subsequent conference call is to discuss the company’s performance and provide investors with additional “color” regarding the company’s business. During these conference calls, anecdotal examples are often used by management. In most cases, the examples are used to describe the overall business environment in which the company operates. Additional information may also be provided in response to questions. These examples and responses are often not individually material or intended to disclose a specific trend or uncertainty that would be material to the company’s financial condition, changes in financial condition or results of operations as required by Item 303. Our specific analysis addressing your comments regarding the potash mining markets, the North American heavy duty truck market, the customer inventory build, and the PolySwitch business are outlined below.

The decline in market pricing in the potash mining industry and subsequent shutdown of a potash mine of one of our significant customers has had an impact on our current results and may impact our results in the future. The potash mining industry is historically cyclical and dependent on the worldwide supply and demand for both fertilizer and potash worldwide, and the cyclical fluctuations in this industry can impact the results of our custom products business. The decline in custom products business revenue from the fourth quarter 2015 to the first quarter 2016 was $316,000, or 5.9%. Revenue from the first quarter 2015 to the first quarter 2016 increased by $1,560,000, or 44.6% While Littelfuse management believes there will likely be some impact on the custom products business in the short term, it has not concluded there is a trend in the industry.

The slowing of the North American heavy duty truck market also had a cyclical impact on the Littelfuse commercial vehicle products (CVP) revenue. The CVP business’s revenue from the fourth quarter 2015 to the first quarter 2016 increased by $960,000, or 5.1%. The decline in revenue from the first quarter 2015 to the first quarter 2016 was $911,000, or 4.4%. Littelfuse management has not concluded that there is a negative trend in the market that would materially impact the prospects for the CVP business.

The first quarter customer inventory build resulted from increased customer purchases of certain automotive sensor products in anticipation of our discontinuing the manufacture of the products. The revenue increase from the buildup was immaterial, and any related decrease in the subsequent period is expected to be offset by the sale of other products.

The PolySwitch business was acquired from TE Connectivity Ltd. on March 25, 2016. During the due diligence process prior to the acquisition, management became aware of the changing (negative) trends in the battery protection market that would likely impact the PolySwitch business. Management also noted several technology and market opportunities within the PolySwitch product portfolio, which over the long term may provide new growth opportunities for the business. The net impact of evolving technology changes has not yet been quantified by management. In addition, since the close of the transaction, Littelfuse management has been reconfiguring and integrating the PolySwitch distribution channel with Littelfuse, and as such, there has been some impact on inventory levels at distributors and purchasing patterns. However, over the long term, Littelfuse management believes there will be improved results in the PolySwitch business from the growth opportunities within the product portfolio and distribution channel reconfiguration efforts.

Going forward, Littelfuse’s management will continue to analyze appropriate items with respect to their disclosure in Form 10-Q (or Form 10-K, as applicable) pursuant to Item 303, and the company will provide additional detail in the MD&A and the Outlook sections as necessary to describe material items, including those disclosed or discussed in the related earnings press release or those it expects it may discuss on the related conference call.

In connection with our response, we acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding these matters at 773-628-0616.

Sincerely,

/s/ Meenal A. Sethna
Meenal A. Sethna
Executive Vice President and Chief Financial Officer